

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

Simone Wu
Senior VP, General Counsel, Corporate Secretary & External Affairs
Choice Hotels International, Inc.
915 Meeting St.
Bethesda, Maryland 20852

> **Re: Choice Hotels International, Inc.**
> **Wyndham Hotels & Resorts, Inc.**
> **Schedule TO-T/A filed on January 26, 2024 and filed by Choice Hotels**
> **International, Inc.**
> **File No. 5-90832**
> **Form S-4 filed on January 26, 2024 and filed by Choice Hotels International,**
> **Inc.**
> **File No. 333-275998**

Dear Simone Wu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms here have the same meaning as in your filings.

Schedule TO-T/A and Form S-4/A filed January 26, 2024

Summary - Reasons for the Offer, page 18

1. We note your response to our prior comment 3. Please expand the disclosure relating to the synergies you assert will result if the Exchange Offer and Second-Step Mergers are consummated to describe such synergies and specify what information made publicly available by Wyndham supports such assertions.

Procedure for Tendering, page 69

2. We note your revisions made in response to our prior comment 6 clarifying that

stockholders may challenge your interpretation of the terms and conditions of the Offer in a court of competent jurisdiction. Please also make conforming revisions in the Form of Letter of Election and Transmittal and any other applicable documents relating to the Offer.

Conditions to the Offer, page 85

3.   Refer to our prior comment 11. Please describe any approvals or authorizations, other than those required under the HSR Act, that you anticipate, based on the information currently available to you, may be required to complete the Exchange Offer.

4.   Refer to our prior comment 19. We note that your revised disclosure on page 92 that the conditions to the Offer "may be asserted by Choice regardless of the circumstances giving rise to any such conditions" does not preclude any action or inaction by you. Please revise further to avoid the implication that any circumstances that may "trigger" an offer condition may be within your control.

General

5.   Refer to our prior comment 27. Please revise your disclosure to clearly state whether the Offer will remain open for acceptances until all required governmental approvals are obtained and the Competition Law Condition is satisfied.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at 202-551-4568.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions